                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                             --------------------



                                 SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


                        KASH N' KARRY FOOD STORES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   48577P106
- --------------------------------------------------------------------------------
                                (CUSIP number)


                            Jennifer Holden Dunbar
                         Green Equity Investors, L.P.
                      333 South Grand Avenue, Suite 5400
                        Los Angeles, California  90071
                                (213) 625-0005
- --------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 9, 1995
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            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     /*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 3 Pages)


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- -----------------------                             ----------------------------
                                                      Page  2  OF  3  PAGES
  CUSIP NO. 48577P106                   13D                ---    ---
- -----------------------                             ----------------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS

      Green Equity Investors, L.P.
- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
 2                                                                  (b) [x]


- --------------------------------------------------------------------------------
      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)
                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          857,378
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          857,378
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      857,378
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13

      27.7%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
- ------------------------------------------------------------------------------


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          Reference is made to that certain Schedule 13D (the "Schedule"), dated
December 29, 1994, and Amendment No. 1 thereto, dated February 9, 1995, filed by Green Equity Investors, L.P., a Delaware Limited partnership ("GEI"). This Amendment No. 2 is being filed solely for the purpose of correcting a typographical error contained in Row 13 of the Cover Page of Amendment No. 1.
Row 13 of Amendment No. 1 incorrectly indicated that GEI beneficially owned
28.8% of the outstanding Common Stock, par value $0.01 per share (the "Common Stock"), of Kash N' Karry Food Stores, Inc. Row 13 should have corresponded with Item 5, which indicated that GEI beneficially owned 27.7% of the outstanding Common Stock.


                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 1, 1995        GREEN EQUITY INVESTORS, L.P.,
                             a Delaware Limited partnership

                             By:  LEONARD GREEN & PARTNERS,
                             a Delaware Limited partnership, its General Partner


                             By: /s/ Jennifer Holden Dunbar
                                ______________________________________
                                     Jennifer Holden Dunbar,
                                     President, Willow III, Inc.
                                     A General Partner of
                                     Leonard Green & Partners





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